

02018485

SECURIT... Washington, D.C. 20549 MISSION

RECEIVED

FEB 2 7 2002

SEC FILE NUMBER
8- 45345

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-2001___ AND ENDING ___12-31-2001___
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A.C. TRADING, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___17621 IRVINE B...___
(No. and Street)

___TUSTIN, CA___ ___92780___
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___VALERIE BARBER___ ___714-289-9696___
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOUIS TOMMASINO, CPA
(Name — if individual, state last, first, middle name)

___3232 GOVERNOR DRIVE, SUITE B, SAN DIEGO, CA 92122___
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

P. **APR 1 5 2002**

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ___VALERIE BARBER_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___A.C. TRADING, INC._____, as of
_____DECEMBER 31, 2001____,_____are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of
a customer, except as follows:

___No Exceptions_____

_____

_____

STATE OF CALIFORNIA
COUNTY OF ORANGE
SUBSCRIBED AND SWORN TO BEFORE ME
THIS ___7___ DAY OF ___FEBRUARY__, 2002

_____
NOTARY PUBLIC

_____
Notary Public

_____
Signature

PRESIDENT

_____
Title

DIANE E. JONES
Commission # 11_____
Notary Public - California
Orange County
My Comm. Expires May 22, 2002

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AC Trading, Inc.

Index to Financial Statements

Rule 17a – 5 (d) (1)

Auditor's Report

Statement of Financial Condition December 31, 2001

Statement of Income (Loss) December 31, 2001

Statement of Changes in Stockholder's Equity December 31, 2001

Statement of Cash Flows December 31, 2001

Notes to Financial Statements December 31, 2001

Schedule I Computation of Net Capital December 31, 2001

Schedule II Computation of Net Capital Requirement December 31, 2001

Schedule III Computation of Aggregate Indebtedness December 31, 2001

Auditor's Report on Internal Controls

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.



LOUIS TOMMASINO
Certified Public Accountant

Phone: **858.623.0336**

Louis Tommasino, CPA
Timothy A. Coons

3232 Governor Drive, Suite B
San Diego, California 92122
E-Mail: Ltommasino@aol.com
www.tommasino-cpa.com

Fax: **858.623·0142**

To the stockholder of
AC Trading, Inc.

I have audited the accompanying statement of financial condition of AC Trading, Inc. (a California Corporation) as of December 31, 2001, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended and the schedules of computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness as of December 31, 2001. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Pacific Securities, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles. Further, in my opinion, the data shown in the schedules of computation of net capital, computation of net capital requirement and computation of aggregate indebtedness as of December 31, 2001, presents fairly, in all material aspects the information set forth therein.

Louis Tommasino,·CPA

San Diego, California
   February 24, 2002

AC Trading, Inc.

Statement of Financial Condition
December 31, 2001

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 18,949	$ -	$ 18,949
Security Deposit	-	151	151
Accounts Receivable	$ 208,637	$ -	$ 208,637
Total Assets	$ 227,586	$ 151	$ 227,737

LIABILITIES AND EQUITY

Liabilities:

Due Related Company	$204,219
Accounts Payable	147
Total Liabilities	204,366

Stockholder's Equity

Capital Stock	2,000
Added Paid in Capital	20,549
Retained Earnings	822
Total Stockholder's Equity	23,371
Total Liabilities and Equity	$227,737

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Statement of Income (Loss)
For the Year Ended December 31, 2001

Revenues:

Commissions	$ 1,658,035
Other Revenues	201
Total Revenues	1,658,236

Costs and Expenses:

Management Fees	1,642,971
Regulatory fees	1,557
Service Charges	224
Professional Fees	1,125
Total Costs and Expenses	1,645,877
Net Income(Loss) Before Taxes	12,359
Taxes	947
Net Income(Loss) for the Year	$ 11,412

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	1,000 Shares of Common Stock	Added Paid in Capital	(Deficit) Retained Earnings
Balances, December 31, 2000	$ 2,000	$20,549	$(10,590)
Net Income(Loss) for the Year			11,412
Balances, December 31, 2001	$ 2,000	$ 20,549	$ 822

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flow from Operating Activities-

Net Income for the Year	$ 11,412
Add (Deduct) –	
Increase in accounts receivable	(105,005)
Decrease in Stockholder receivable	372
Increase in accounts payable	99,150
Net Cash Provided by Operating Activities	5,929
Cash Balance, December 31, 2000	$ 13,020
Cash Balance, December 31, 2001	$ 18,949

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Schedule I
Computation of Net Capital
December 31, 2001

Net Capital –	
Stockholder's Equity	$ 23,371
Additions (Deductions) from Equity	
Non-allowable assets	(151)
Net Capital	$ 23.220

Schedule II
Computation of Net Capital Requirement
December 31, 2000

Minimum Net Capital Based on 6.67% Aggregate	
Indebtedness	$ 13,631
Minimum Dollar Requirement	5,000
Excess Net Capital	9,589
Excess Net Capital @ 1000%(Net Cap-10%A.I.)	2,783

Schedule III
Computation of Aggregate Indebtedness
December 31, 2001

Total aggregated indebtedness from liabilities	
From financial condition	$204,366
Ratio of aggregated indebtedness to net capital	880

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2001.

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Notes to Financial Statements
December 31, 2001

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within a thirty day period.

The Company has executed agreements with ABMRO for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $23,220, which is $9,589 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the year ended December 31, 2001.

Initial unaudited net capital $23,220
Audited net capital $23,220

Note 3: Capital Stock and Earnings Data –

The Company is authorized to issue 100,000 shares of its common stock. The net income per share on the 1,000 shares of common stock outstanding during 2001 was $11.41.



LOUIS TOMMASINO
Certified Public Accountant

Phone: **858.623.0336**

Louis Tommasino, CPA
Timothy A. Coons

3232 Governor Drive, Suite B
San Diego, California 92122
E-Mail: Ltommasino@aol.com
www.tommasino-cpa.com

Fax: **858.623-0142**

To the Stockholder and Board of Directors
AC Trading, Inc.

I have examined the financial statements of AC Trading, Inc. (a California corporation) as of December 31, 2001 and have issued an auditor's report thereon dated February 24, 2002.

As part of that examination, I made a study and evaluation of the systems of internal control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed in making the (i) periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and the reserve required by Rule 15c3-3(e), (ii) for safe guarding securities that may be received for transmittal to a clearing organization, (iii) required prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors and, (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such a study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognize that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of the report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2001 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during that period, disclosed no weaknesses that I consider to be material.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.

Louis Tommasino, CPA

San Diego, California
 February 24, 2002